Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.
TABLE OF CONTENTS

ITEM

1.	Market Announcement dated April 9, 2012

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company
CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Ultrapar’s specialty chemicals business Oxiteno expands operations to the United States

São Paulo, Brazil, April 9, 2012 – Ultrapar Participações S.A. (Ultrapar) hereby announces that its subsidiary Oxiteno acquired a specialty chemicals plant from Pasadena Property, LP. The total acquisition value is US$15 million, with no debt assumption.

The plant is located in Pasadena, Texas, one of the most important chemical hubs in the world, benefiting from attractive feedstock conditions, including competitive natural gas-based raw materials, and highly efficient logistics infrastructure. Oxiteno will invest approximately US$15 million in capital expenditures to retrofit the plant to its product line of specialty surfactants. The total production capacity will be 32 thousand tons per year and operations are expected to start in 2013.

Oxiteno’s expansion plans outside Brazil stand on (i) access to competitive raw materials, (ii) access to a broader market, and (iii) cross-fertilization benefits, such as exchange of products and processes technology, global customer relationships, and development of new products and applications.

With this acquisition, Oxiteno continues its internationalization process that started in 2003, when it acquired the then third largest ethoxylates producer in Mexico. Based on careful strategic planning and execution, Oxiteno has become the market leader in that country serving both the Mexican and North American industries. Following this strategy, the company acquired in 2007 an ethoxylates business in Venezuela, the only other ethylene oxide producing country in Latin America where Oxiteno did not have operations. In 2007, Oxiteno also opened a sales office in the U.S. to enhance customer relationships.

Through this acquisition, Oxiteno will increase and strengthen its position in the Americas as a surfactants and specialty chemicals producer servicing the home & personal care, agrochemicals, coatings and industrial markets. The existing Pasadena site infrastructure allows Oxiteno to use it as a platform for future expansions in the U.S., which is the largest surfactants market in the world.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2012

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
Name:André Covre
Title:Chief Financial and Investor Relations Officer

(Market Announcement)